Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
Qiao Xing Universal Resources, Inc. Reports Third-Quarter 2010 Financial Results
HUIZHOU, China, Dec. 7, 2010 /PRNewswire-Asia-FirstCall/ —
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer (defined below) or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (the “Company” or “XING”), an emerging Chinese resource company, with a focus on several strategically important nonferrous metals such as molybdenum and copper, today announced unaudited results for the three months ended September 30, 2010.
“During the third quarter of 2010, molybdenum concentrate production in our Chifeng Haozhou Mining Co., Ltd., (“Haozhou”) increased by 5.6% from 930 metric tons in the second quarter of 2010 to 982 metric tons in the third quarter. Despite a 9.2% decline in the average selling price of molybdenum concentrate from the second quarter, Haozhou still recorded net income of RMB22.8 million (US$3.4 million). With the continuous improvement in production volumes and the rebound in the selling price of molybdenum concentrate in the fourth quarter, we estimate that in the fourth quarter, the net profit from our Haozhou Molybdenum mining operations will increase sequentially from the third quarter. Our telecommunications business, which we operate through our 61%-owned subsidiary Qiao Xing Mobile Communication Co., Ltd (NYSE: QXM, or “QXMC”), continued its declining trend driven by difficult market conditions in the mobile handset business. However, we remain confident about its financial condition,” commented Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer.
“As we continue to work on completing our proposal to privatize QXMC, we have also made steady progress in our proposed acquisitions of molybdenum, copper, lead and zinc mines. These developments demonstrate our clear strategy and our confidence in the long-term growth of the resources industry.”
Third-Quarter Highlights
— The Company reported net sales of RMB366.6 million (US$54.8 million) compared to RMB508.1 million in the third quarter of 2009.

— Gross profit was RMB43.0 million (US$6.4 million) compared to RMB112.2 million in the third quarter of 2009. Gross margin was 11.7% compared to 22.1% in the third quarter of 2009.
— Net income was RMB1.9 million (US$0.3 million), or RMB0.02 per basic share, compared to a net loss of RMB130.2 million, or RMB2.23 per basic share, in the third quarter of 2009 (after the attribution of the non-controlling interests).
Financial Review of Operations for Molybdenum Mining Business
•	Consolidated revenue from the mining business for the third quarter of 2010 totaled RMB80.6 million (US$12.0 million). Gross profit was RMB33.9 million (US$5.1 million). Gross margin was of 42.1%, compared to 46.8% in the second quarter of 2010. Net income totaled RMB22.8 million (US$3.4 million) in the third quarter.

•	Molybdenum concentrate production in the third quarter of 2010 increased by 5.6% from 930 metric tons in the second quarter of 2010 to 982 metric tons (2.17 million pounds), equivalent to 473 metric tons (1.04 million pounds) of molybdenum metal.

•	The average cost of sales of molybdenum metal produced in the third quarter of 2010 was RMB98,825 (US$14,771) per metric ton, or RMB44.82 (US$6.70) per pound. The average cash cost of molybdenum metal produced in the third quarter of 2010 was RMB64,173 (US$9,592) per metric ton, or RMB29.10 (US$4.35) per pound. (The Company produces molybdenum concentrate but does not engage in smelting operations, so the cash cost does not include the cost of smelting).

•	Capital expenditures for the mining business in the third quarter of 2010 totaled RMB27.8 million (US$4.2 million). These capital expenditures were primarily used for the construction of the Company’s Chifeng Haozhou Mine in Balinzuo Banner, Chifeng, the Inner Mongolia Autonomous Region of the People’s Republic of China.
The average price of molybdenum concentrate sold by Haozhou for the third quarter ended September 30, 2010 was RMB1,991 per metric ton unit, representing a decrease of 9.2% from RMB2,193 per metric ton unit for the second quarter of 2010.
Financial Review of Operations for the Telecommunications Business
•	Revenues were RMB286.0 million (US$42.8 million) compared to RMB410.7 million in the third quarter of 2009.

•	Handset shipments were 370,000 units compared to 406,000 units in the third quarter of 2009.

•	Gross margin was 3.2 % compared to 15.5% in the third quarter of 2009.

•	Operating loss was RMB42.4 million (US$6.3 million) compared to an operating income of RMB7.7 million in the third quarter of 2009.

•	Net loss attributable to holders of ordinary shares was RMB52.9 million (US$7.9 million) compared to RMB83.8 million in the third quarter of 2009.
Revenues for the third quarter of 2010 were RMB286.0 million (US$42.8 million), compared with RMB410.7 million in the same period of 2009. The decrease from the third quarter of 2009 was primarily due to lower unit shipments and a decrease in the average selling price (“ASP”) of products sold in the third quarter of 2010.
Total handset shipment in the third quarter of 2010 was approximately 370,000 units, representing a decrease of 8.9% compared with 406,000 units in the same period of 2009. The decrease in handset shipments compared to the same period of last year was primarily due to fewer new model launches and a slow-down in shipments amid increasing competition in the handset market.
The ASP of handset products decreased to RMB746 (US$112) in the third quarter of 2010, as compared to RMB866 in the third quarter of 2009. The lower ASP compared to the same period last year was primarily due to more aggressive pricing to drive sales in an increasingly competitive environment.
Gross profit in the third quarter of 2010 was RMB9.1 million (US$1.4 million), compared with RMB63.7 million in the same period of 2009. Gross margin was 3.2% in the third quarter of 2010, compared to 15.5% in the same period of 2009. The year-over-year decline in gross margin arose primarily due to the decline in ASP.
Selling and distribution (“S&D”) expenses in the third quarter of 2010 were RMB33.5 million (US$5.0 million), as compared to RMB34.5 million in the same period of 2009. The decrease in S&D expenses in the third quarter of 2010 was primarily due to a reduction in payroll costs and other payroll-related expenses.
General and administrative (“G&A”) expenses were RMB12.2 million (US$1.8 million) in both the third quarter of 2010 and the third quarter of 2009. Share-based compensation expenses recognized in G&A expenses were RMB4.7 million (US$0.7 million) in the third quarter of 2010, compared to RMB2.9 million in the third quarter of 2009. The increase in share-based compensation expenses in the third quarter of 2010 was, however, offset by a reduction in payroll costs and bad debt provisions.
Research and development (“R&D”) expenses were RMB4.7 million (US$0.7 million), compared to RMB8.1 million in the same period of 2009. The lower R&D expenses comparing with the same period of last year was primarily due to lower payroll costs and software license fees.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, increased to RMB5.5 million (US$0.8 million) in the third quarter of 2010 from RMB3.3 million in the same period of 2009.
Operating loss in the third quarter of 2010 was RMB42.4 million (US$6.3 million), compared to an income of RMB7.7 million in the third quarter of 2009.
Net loss in the third quarter of 2010 was RMB52.9 million (US$7.9 million), compared to RMB83.8 million in the same period of 2009.
Financial Condition
As of September 30, 2010, the Company and its subsidiaries held US$515.6 million in cash and cash equivalents and US$516.8 million in working capital. Shareholders’ equity was US$659.4 million as of September 30, 2010.

As of September 30, 2010, QXMC and its subsidiaries held US$412.0 million in cash and cash equivalents and US$400.5 million in working capital. Shareholders’ equity was US$418.6 million as of September 30, 2010.
Business Outlook
•	XING continues to expect that its molybdenum business in Chifeng, Inner Mongolia will contribute a net profit of more than US$24 million in the 2011 fiscal year.

•	The Company also continues to expect that the acquisition of Balinzuo Banner Xinyuan Mining Co., Ltd, which owns a relatively large-scale lead-zinc mine in Balinzuo Banner, Chifeng, Inner Mongolia, will be completed in the fourth quarter of 2010. In addition, the Company expects to increase this lead-zinc mine’s production capacity to extract 2,000 metric tons of ore per day after completion of the acquisition and remains optimistic that it will be a major source of cash and net income.

•	The Company is now in the process of acquiring another large molybdenum mine in Inner Mongolia.

•	With the expected completion of the proposed privatization of QXMC, XING expects to have strong financial resources for the future acquisition of more mines and ultimately become a “Pure Resources, Bigger Player”.
Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of the amounts from Renminbi (RMB) into United States dollars for the convenience of readers were calculated at the noon purchase rate of US$1.00 = RMB6.6905 on September 30, 2010 in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. Dollars at that rate on September 30, 2010, or on any other specific date. The percentages stated are calculated based on RMB.
FINANCIAL TABLES FOLLOW
Qiao Xing Universal Resources, Inc. and its Subsidiaries
Condensed Consolidated Profit and Loss Account
For three months ended September 30

	2009	2010
	RMB‘000	RMB‘000	US$‘000
Net sales	508,074	366,579	54,791
Cost of goods sold	(395,831)	(323,577)	(48,364)

Gross profit	112,243	43,002	6,427
Total operating expenses	(55,627)	(59,516)	(8,896)

	2009	2010
	RMB‘000	RMB‘000	US$‘000
Income from operation	56,616	(16,514)	(2,468)
Net non-operating income (loss)	(103,950)	3,025	452

Income before income tax	(47,334)	(13,489)	(2,016)
Provision for income tax	(24,879)	(6,777)	(1,013)

Net income from continuing operations, net of tax	(72,213)	(20,266)	(3,029)
Discontinued operations, net of tax	(90,322)	—	—

Net income (loss) for the quarter	(162,535)	(20,266)	(3,029)
Net loss (income) attributable to the noncontrolling interest	32,343	22,181	3,315

Net income (loss) after attribution of the noncontrolling interest	(130,192)	1,915	286

To common stock	(130,192)	1,915	286

Basic earnings (loss) per common share:
Before extraordinary gain	(2.23)	0.02	0.00
After extraordinary gain	(2.23)	0.02	0.00

Weighted average number of shares outstanding
Basic	58,309,279	90,637,348	90,637,348

Qiao Xing Universal Resources, Inc. and its Subsidiaries
Condensed Consolidated Balance Sheet

	December 31,	September 30,
	2009	2010
	RMB‘000	RMB‘000	US$‘000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,709,503	3,449,389	515,565
Restricted cash	251,720	111,919	16,728
Accounts receivable, net	123,082	410,215	61,313
Inventories	98,012	125,846	18,810
Prepaid expenses	184,339	142,163	21,249
Other current assets	37,025	30,507	4,560
Due from related parties	25	25	4
Deferred income taxes	15,942	13,474	2,012

	December 31,	September 30,
	2009	2010
	RMB‘000	RMB‘000	US$‘000
Assets held for sale	163,000	—	—
Due from discontinued operations	200,000	130,000	19,431

TOTAL CURRENT ASSETS	4,782,648	4,413,538	659,672

NON-CURRENT ASSETS
Property, machinery and equipment, net	170,485	250,884	37,498
Proven and probable reserves	712,121	683,256	102,123
Construction-in-progress	86,591	53,126	7,941
Investment at cost	5,000	—	—
Goodwill	82,058	82,058	12,265
Value beyond proven and probable reserves	67,295	67,295	10,058
Other acquired intangible assets, net	4,433	1,108	166
Deferred income taxes — noncurrent	—	1,819	272

TOTAL NON-CURRENT ASSETS	1,127,983	1,139,546	170,323

TOTAL ASSETS	5,910,631	5,553,084	829,995

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short term bank borrowings	884,708	606,000	90,576
Accounts payable	60,750	72,060	10,770
Other payables	57,238	12,336	1,844
Accrued liabilities	40,472	58,277	8,710
Deposits received	1,310	1,310	196
Deferred revenues	16,370	16,234	2,426
Due to related parties	5,118	8,661	1,294
Taxation payable	15,016	15,640	2,338
Convertible notes	233,716	112,162	16,764
Embedded derivatives liabilities	63,096	17,784	2,658
Assets retirement obligation	4,013	8,989	1,345

TOTAL CURRENT LIABILITIES	1,381,807	929,453	138,921

LONG-TERM LIABILITIES
Shareholders loans	6,732	6,599	986
Warrants liabilities	148,921	35,656	5,329
Deferred tax liabilities	175,281	169,895	25,394

TOTAL NON-CURRENT LIABILITIES	330,934	212,150	31,709

TOTAL LIABILITIES	1,712,741	1,141,603	170,630

SHAREHOLDERS’ EQUITY
XING equity
Common stock, par value RMB0.008 (equivalent of US$0.001); authorised 200,000,000 shares as of December 31, 2009 and March 31, 2010; outstanding and fully paid — 82,327,993 shares as of December 31, 2009 and 90,294,134 shares as of March 31, 2010	602	669	100
Additional paid-in capital	2,404,998	2,558,222	382,366
Cumulative translation adjustments	(160,352)	(159,958)	(23,908)

	December 31,	September 30,
	2009	2010
	RMB‘000	RMB‘000	US$‘000
Retained earnings	796,736	888,545	132,807

TOTAL XING EQUITY	3,041,984	3,287,478	491,365

NONCONTROLLING INTEREST	1,156,086	1,124,003	168,000

TOTAL EQUITY	4,198,070	4,411,481	659,365

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	5,910,631	5,553,084	829,995

About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. (“XING” or the “Company”) is an emerging Chinese resources company, with a focus on several strategically important nonferrous metals such as molybdenum and copper. In April 2009, the Company acquired a 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. XING’s molybdenum business started operation in July 2009 and generated net income of RMB64.2 million (US$9.4 million) in the second half of 2009. Based on the initial success of the Company’s molybdenum business as well as an extensive study of China’s macro economic trends, XING plans to further consolidate its strategy to become a pure resources company with meaningful scale and is actively evaluating additional acquisition opportunities in the resources industry.
XING, one of the first Chinese private companies to be listed on NASDAQ in 1999, was previously one of the leading players in the telecommunication terminal products business in China. In 2007, the Company made the strategic decision to diversify into the resources industry. As part of this strategic transition, XING divested its fixed line and low-end mobile phone businesses in November 2009 and changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010. On September 8, 2010, XING announced the proposed offer to acquire all the outstanding shares of its 61%-owned subsidiary Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM, or “QXMC”) that it does not currently own, by way of a Scheme of Arrangement (the “Proposed Offer”) under British Virgin Islands law, with the intention to spin off QXMC’s mobile phone assets or business and redeploy its assets into the resources industry. This proposed acquisition is on-going and its completion shall be subject to several conditions including approval from a majority of the minority shareholders of QXMC.
Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated acquisitions, estimates of revenue and profit, the privatization of QXMC, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, the Company and value for the Company’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material and the Company’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 7, 2010.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. has filed a Schedule 13E-3 with the SEC in connection with the Proposed Offer. The Schedule 13E-3 contains additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 contains important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer is an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer is available free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule

13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mr. Ed Job, CFA
Phone: +86-1381-699-7314 (Shanghai)
Email: ed.job@ccgir.com
Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
CONTACT: Rick Xiao, Vice President of Qiao Xing Universal Resources, +86-752-282-0268, rick@qiaoxing.com; or USA IR AGENCY — Mr. Ed Job, CFA of CCG Investor Relations Inc., +86-1381-699-7314 (Shanghai), ed.job@ccgir.com